SharpLink Gaming, Inc.

333 Washington Avenue North, Suite 104

Minneapolis, Minnesota 55401

June 4, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	SharpLink Gaming, Inc. (CIK: 0001981535)
Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (Accession No. 0001493152-24-020980)
File No. 333-271396

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, SharpLink Gaming, Inc. hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Post-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-1 (File No. 333-271396), together with all exhibits thereto. The Amendment was filed with the Commission on May 22, 2024. No securities have been sold pursuant to the Amendment withdrawn hereby.

The Amendment was incorrectly tagged under File No. 333-279065 instead of File No. 333-271396. A correctly tagged submission will be filed shortly.

If you have any questions regarding this request, please contact Elliot Lee, Esq. of Satin and Lee Law P.C. at (516) 421-6103.

Very Truly Yours,

By:	/s/ Rob Phythian
Name:	Rob Phythian
Title:	Chief Executive Officer and Chairman of the Board

cc:	Elliot Lee, Esq., Satin and Lee Law P.C.